Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors and certain other persons to file timely certain reports regarding ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission. Copies of the required filings must also be furnished to the Company.

     Based solely on its review of such forms received by it, or written representations from certain reporting persons, the Company believes that during 2013 all applicable Section 16(a) filing requirements were met, except that Mr. Lewis B. Cullman, a director for General American Investors Company, Inc.,
purchased a total of 1,000  shares of the  registrant in one transaction   on
November 14, 2013. This transaction   was not reported on Form 4 timely,but was
subsequently reported on Form 4 on February 4, 2014.